UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Logitech International S.A.

(Exact name of registrant as specified in its charter)

Canton of Vaud, Switzerland	Not applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Registered shares, par value 0.25 Swiss francs per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to Be Registered.

Item 1 is hereby amended and restated as follows:

The following is a summary of the rights of Logitech International S.A.’s shares and related provisions of our Articles of Incorporation and Organizational Regulations (bylaws). For more information, please see our Articles of Incorporation and Organizational Regulations, which are incorporated by reference as exhibits to this registration statement.

We have only one class of shares, with each share having a par value of CHF 0.25. The shares are fully paid-up and non-assessable. Each share carries the same rights. As of November 27, 2006, our ordinary share capital was CHF 47,901,655, representing 191,606,620 issued shares.

Voting Rights

Each share carries one vote at our shareholders’ meetings. In order to exercise voting rights, a shareholder must be recorded in our share register. There is no limitation under Swiss law or in our Articles of Incorporation on the right of shareholders outside Switzerland to hold or vote our shares. There are no limitations on the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder, although a power of attorney must be provided in writing and the use of a form prepared by us may be required.

Share Registration and Transfer

Registration in our share register occurs upon request and is not subject to any conditions. Nominee companies and trustees can be entered into the share register with voting rights. There are no restrictions on transfers of shares under our Articles of Incorporation, Organizational Regulations or Swiss law. However, only holders of shares that are recorded in our share register are recognized as shareholders, and a transfer of shares reflected in our share register is recognized by us only to the extent we are notified of the transfer.

General Meetings of Shareholders

Under Swiss law, an annual general meeting of shareholders must be held within six months of the end of a corporation’s fiscal year. Extraordinary general meetings may be convened by the board of directors. The board of directors is also required to convene an extraordinary meeting if requested by one or more shareholders representing at least 10% of our share capital. Any such request must be made in writing and received by the board of directors at least 60 days before the date of the proposed meeting.

A general meeting of shareholders is convened by sending a written notice to every registered shareholder at such shareholder’s address in our share register at least 20 days prior to the meeting. We also publish a notice of the meeting in the Swiss financial press. One or more shareholders who together represent shares representing at least the lesser of (i) one percent of our share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting. A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our board of directors at least 60 days prior to the date of the meeting.

Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings, and our Articles of Incorporation do not provide for a quorum requirement. We have received an exemption as a foreign private issuer from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33 1/3% of the outstanding voting shares.

Resolutions generally require the approval of a simple majority of the votes cast at a general meeting. However, the following resolutions may only be passed with a majority of two-thirds of the votes represented:

•	change in our corporate purpose;

•	creation of shares with privileged voting rights;

•	restriction on the transferability of shares;

•	creation of authorized or conditional capital;

•	capital increases to be paid-in by means of existing reserves, against contributions in kind, or conducted with a view to the acquisition of specific assets;

•	grant of special benefits;

•	changes to pre-emptive rights;

•	change of registered office; and

•	dissolution without liquidation (merger).

Net Profits and Dividends

Swiss law requires that at least five percent of our annual net profits must be retained by us as general reserves for so long as these reserves amount to less than 20% of our nominal share capital. Any net profits remaining are at the disposal of the shareholders’ meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then 10% of such excess must be retained as general reserves.

Each share entitles its owner to dividends declared, even if the owner is not registered in the share register. Under Swiss law, corporations pay dividends upon approval by shareholders. This request for shareholder approval typically follows the recommendation of the board of directors. A Swiss corporation’s independent auditors must confirm that the dividend proposal of the board of directors conforms with statutory law. Although we have paid dividends in the past, our board of directors announced in 1997 its intention not to recommend payment of cash dividends in the future in order to retain earnings for use in the operation and expansion of our business.

If we pay dividends, then U.S. holders of shares held in street name through the Depositary Trust Company will receive dividend payments in U.S. dollars. U.S. holders of shares on the register will also receive dividend payments in U.S. dollars unless they provide notice to our U.S. transfer agent, The Bank of New York, that they wish to receive dividend payments in Swiss francs.

There is no limitation under Swiss law on the right of shareholders resident outside Switzerland to receive dividends or other shareholder distributions.

Preemptive Rights

Under Swiss law shareholders have certain preemptive rights to subscribe for new issues of shares in proportion to the number of shares held. However, these preemptive rights may be limited or suspended in certain limited circumstances by the approval of at least two-thirds of the registered shares represented at a shareholders’ meeting.

Borrowing Powers

Neither Swiss law nor our Articles of Incorporation or Organizational Regulations restrict or limit our power to borrow or raise funds.

Duration; Liquidation

Our duration is unlimited. We may be dissolved at any time by a resolution of the shareholders. Under Swiss law, we may also be dissolved by a court order based upon the request of one or more shareholders representing at least ten percent of our share capital, asserting important grounds for our dissolution. Swiss law requires that any surplus arising out of a liquidation payment be distributed to shareholders.

Mandatory Tender Offer

Swiss law provides that any shareholder who acquires more than 33 1/3% of the voting rights of a Swiss company whose shares are listed in whole or in part in Switzerland is required to make an offer to acquire all listed equity securities of the company at a minimum price. Our Articles of Incorporation do not remove this requirement, and do not increase the threshold above which an offer must be made. As a result, any person that acquires more than a third of our voting rights will be required to make an offer for all our outstanding shares.

Taxation

The following is a summary of certain Swiss tax matters that may be relevant to the acquisition, ownership and disposition of Logitech shares.

The summary addresses laws in Switzerland currently in effect, as well as the 1996 Convention (entered into force in December 1997) between the United States and Switzerland for the Avoidance of Double Taxation with Respect to Taxes on Income, both of which are subject to change (or changes in interpretation), possibly with retroactive effect.

Gain on Sale

Under Swiss law, a holder of shares who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation by Switzerland for any other reason, will be exempted from any Swiss federal, cantonal or municipal or other tax on gains realized during the year on the sale of shares.

Stamp, Issue and Other Taxes

Switzerland generally does not impose stamp, registration or similar taxes on the sale of shares by a holder thereof unless the sale or transfer occurs through or with a Swiss securities dealer (as defined in the Swiss Stamp Duty Law).

Withholding Tax

Under Swiss law, any dividends paid in respect of shares will be subject to Swiss withholding tax at the rate of 35%, and Logitech is required to withhold tax at this rate from any dividends paid to a shareholder. The Swiss – U.S. tax treaty provides for a mechanism whereby a United States resident or United States corporation may, subject to certain restrictions, seek a refund of the Swiss withholding tax on dividends, potentially bringing their tax rate down to 15%.

Item 2.	Exhibits

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.
3.1	Articles of Incorporation of Logitech International S.A. as amended.	6-K	0-29174	08/04/06	1.1

3.2	Organizational Regulations of Logitech International S.A. as amended.	6-K	0-29174	11/03/06	15.1

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2006	LOGITECH INTERNATIONAL S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.
3.1	Articles of Incorporation of Logitech International S.A. as amended.	6-K	0-29174	08/04/06	1.1

3.2	Organizational Regulations of Logitech International S.A. as amended.	6-K	0-29174	11/03/06	15.1